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VINCE NGUYEN

Vince.Nguyen@dechert.com
+1 212 698 3566 Direct
+1 212 698 3599 Fax

May 8, 2025

VIA EDGAR

Kim McManus

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)

SEC File Nos. 333-200933 and 811-23013

Post-Effective Amendment No. 679 to the Registration Statement on Form N-1A

Dear Ms. McManus,

This letter responds to the comments you provided to Jannet Jassi and me during a telephonic discussion on April 22, 2025 with respect to your review of Post-Effective Amendment No. 679 (the “Amendment”) to the Registrant’s registration statement, filed with the U.S. Securities and Exchange Commission (“SEC”) on March 7, 2025. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering shares of the Goldman Sachs Core Bond ETF and Goldman Sachs Corporate Bond ETF, each a new series of the Registrant (each, a “Fund” and together, the “Funds”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms not defined herein have the meanings attributed to such terms in the registration statement.

Prospectus

1.

Comment: Please confirm that the “Acquired Fund Fees and Expenses” of each Fund will not exceed one basis point of the Fund’s average net assets. Otherwise, please include “Acquired Fund Fees and Expenses” as a line item in the Fund’s “Annual Fund Operating Expenses” table.

Response: The Registrant hereby confirms that each Fund’s “Acquired Fund Fees and Expenses” are not expected to exceed 0.01% of the Fund’s average net assets during its first fiscal year, and therefore disclosure of “Acquired Fund Fees and Expenses” as a separate line item in the Fund’s “Annual Fund Operating Expenses” table is not required.

2.	Comment: Please confirm that the Registrant will include appropriate disclosures if a Fund will have material exposure to a single swap counterparty.

Response: The Registrant hereby confirms that neither Fund is expected to have material mark-to-market exposure to any single swap counterparty (i.e., greater than 20% of its assets) upon the commencement of operations.

3.

Comment: If there are outsized investments (e.g., greater than 25% of a Fund’s assets) in an affiliated fund, disclose the affiliated underlying fund’s name, explain its principal strategies and disclose associated principal risks of the affiliated underlying fund.

Response: The Registrant hereby confirms that neither Fund is expected to invest more than 25% of its assets in an affiliated underlying fund upon the commencement of operations.

4.	Comment: With respect to the Goldman Sachs Core Bond ETF, please provide the Funds’ definition of “emerging market countries.”

Response: The Registrant notes that the “Risks of Emerging Countries” disclosure in Appendix A to the Funds’ Prospectus defines “emerging market countries” as including, but not being limited to, the countries considered to be developing by the World Bank and describes in general terms the geographical regions in which emerging markets are located. In contrast to a fund that discloses a specified target allocation of its portfolio to emerging country securities and/or instruments, the Funds do not believe it is additive to describe with specificity in the Funds’ principal investment strategies the criteria for determining what constitutes an “emerging market country.” As such, the Funds respectfully decline to add the requested disclosure.

5.

Comment: Do the Funds expect Creation Units will be purchased or redeemed primarily with cash? If yes, please revise to so state, and explain that this may cause the Funds to incur certain costs such as brokerage costs or taxable gains or losses that they might not have incurred had they conducted redemptions in-kind. In addition, please disclose that these costs could be imposed on the Funds and decrease a Fund’s net asset value to the extent not offset by a transaction fee payable by an authorized participant.

Response: The Registrant hereby confirms that the Funds intend to issue and redeem Creation Units primarily in-kind. Accordingly, no changes have been made in response to this comment.

6.

Comment: Please supplementally confirm whether the securities underlying the Funds are traded outside of a collateralized settlement system. If yes, please disclose that and explain that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis.

Please also disclose that to the extent those authorized participants exit the business, or are unable to process creation and/or redemption orders, and no other authorized participant is able to do so, there may be a significantly diminished trading market for the Funds’ shares, which could lead to differences between the market price of a Fund’s shares and the underlying value of those shares.

Response: The Registrant respectfully notes that the Funds’ current “Authorized Participant Concentration Risk” disclosure already covers the risks discussed in the second of part of the comment.

Furthermore, the Registrant supplementally submits that it is possible certain securities and instruments underlying the Funds may be traded outside a collateralized settlement system. Accordingly, the Funds’ “Authorized Participant Concentration Risk” disclosure has been revised as follows in response to the first part of the comment:

Authorized Participant Concentration Risk—Only an authorized participant may engage in creation or redemption transactions directly with the Fund, and the Fund may have a limited number of financial institutions that act as authorized participants. None of those authorized participants is obligated to engage in creation and/or redemption transactions. To the extent that the securities underlying the Fund are traded outside of a collateralized settlement system, authorized participants may be required to post collateral on certain trades on an agency basis, which only a limited number of authorized participants may be willing or able to do. To the extent ~~that those~~the Fund’s authorized participants exit the business or are unable to or choose not to process creation and/or redemption orders, and no other authorized participant is able to step forward to create and redeem Shares, there may be a significantly diminished trading market for Shares. As a result, Shares may trade at a discount (or premium) to NAV and possibly face trading halts and/or de-listing. Authorized Participant concentration risk may be heightened to the extent the Fund invests in securities issued by non-U.S. issuers or other securities or instruments that have lower trading volumes.

7.

Comment: Please order the risks to prioritize those most likely to adversely affect the Funds’ net asset value yields and/or total returns. Please refer to ADI 2019-08 Improving Principal Risks Disclosure.

Response: The Registrant respectfully declines to make the requested change. The Registrant is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and the Registrant believes that the current disclosure adequately and clearly describes the principal risks of investing in the Funds. In addition, the importance of each risk will change over time, based on a variety of economic, market and other factors.

Furthermore, the Registrant respectfully notes that the following disclosure is included at the beginning of each Fund’s “Summary—Principal Risks of the Fund” section of the Prospectus:

The Fund’s principal risks are presented below in alphabetical order, and not in the order of importance or potential exposure.

8.

Comment: With respect to the Funds’ “Market Trading Risk” disclosure, please explain that market makers are not obligated to make a market in ETF shares, nor are authorized participants obligated to execute purchase or redemption orders for creation units. In times of market stress, circumstances could develop that cause market makers or authorized participants to refrain from these activities or reduce their role, which could lead to a heightened risk of differences between the Funds’ shares and the underlying value of those shares.

Response: The Registrant respectfully notes that the risks discussed in the comment are already covered by the Funds’ “Absence of Active Market Risk” disclosure below:

Absence of Active Market Risk—There can be no assurance that active trading markets for the Shares will develop or be maintained by market makers or authorized participants, and there are no obligations of market makers to make a market in the Fund’s Shares or of authorized participants to submit purchase or redemption orders for Creation Units. ALPS Distributors, Inc., the distributor of the Shares (the “Distributor”), does not maintain a secondary market in the Shares.

Although market makers will generally take advantage of differences between the NAV and the trading price of Fund Shares through arbitrage opportunities, there is no guarantee that they will do so. Decisions by market makers or authorized participants to reduce their role or “step away” from market making or creation/redemption activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying value of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and also in greater than normal intraday bid/ask spreads for Shares. Market makers and authorized participants may be less willing to create or redeem Fund Shares if there is a lack of an active market for the Shares or its underlying investments, which may also contribute to the Fund’s Shares trading at a premium or discount to NAV.

Accordingly, no changes have been made in response to this comment.

9.

Comment: With respect to the Goldman Sachs Corporate Bond ETF, please disclose any limits on credit quality for high yield securities and clarify if high yield securities will not count towards the Fund’s 80% policy.

Response: The Registrant hereby confirms that the Fund’s investments in high yield non-investment grade securities will not count towards the Fund’s 80% policy and the Fund’s disclosure has been revised to relocate the sentence regarding the Fund’s investments in high yield non-investment grade securities out of the paragraph that includes the Fund’s 80% policy. The Registrant further supplementally submits that, as currently disclosed, the Fund considers securities rated BB+, Ba1 or below by a nationally recognized statistical rating organization as “high yield non-investment grade” securities. There is no credit quality minimum with respect to the Fund’s investments in high yield non-investment grade securities.

10.	Comment: Please confirm that the Registrant does not view “Emerging Countries Risk” as a principal risk of the Goldman Sachs Corporate Bond ETF.

Response: The Registrant hereby confirms that “Emerging Countries Risk” is not currently expected to be a principal risk of the Goldman Sachs Corporate Bond ETF.

Statement of Additional Information (“SAI”)

11.

Comment: With respect to Fundamental Investment Restriction 1 under the “Investment Restrictions—Fundamental Investment Restrictions” section, please add “or group of industries” after “same industry” under Section 8(b)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: Each Fund’s concentration policy currently states that the Fund may not “[i]nvest 25% or more of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry (excluding the U.S. Government or its agencies or instrumentalities).” While each Fund similarly does not intend to concentrate in securities of issuers in a particular “group of industries,” such language is not used in the fundamental policy to avoid potential confusion as to what constitutes a “group.” Accordingly, the Registrant believes it is appropriate to omit the phrase “group of industries” from the relevant disclosure in the Funds’ SAI.

12.

Comment: With respect to Fundamental Investment Restriction 1 under the “Investment Restrictions—Fundamental Investment Restrictions” section, please clarify disclosure in the SAI that investments in the sovereign debt of any single country are considered investments in a single industry for purposes of each Fund’s concentration policy, and please note that the Fund should look through a “private activity” municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which such investment should be allocated for determining compliance with each Funds’ concentration policy.

Response: The Registrant respectfully declines to make the requested changes relating to investments in sovereign debt of a single foreign country being considered investments in a single industry for concentration policy purposes. The Registrant believes that the Funds’ disclosure is consistent with the requirements of Section 8(b)(1)(E) of the 1940 Act and Form N-1A. However, the Registrant supplementally confirms that each Fund is not expected to invest 25% or more of its assets in the sovereign debt of any single country (excluding securities issued by the U.S. Government or its agencies or instrumentalities).

In addition, the Registrant supplementally acknowledges that, to the extent practicable, each Fund will look through to a non-governmental issuer’s industry when investing in “private activity” municipal debt securities for purposes of the Fund’s concentration policy.

13.

With respect to Fundamental Investment Restriction 7 under the “Investment Restrictions—Fundamental Investment Restrictions” section, please revise to explain what the law permits with respect to the issuance of senior securities.

Response: The Registrant respectfully declines to incorporate this comment at this time, as the Registrant believes its disclosure is consistent with Form N-1A and remains appropriate.

* * * * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212)-698-3566 if you wish to discuss this correspondence further.

Sincerely,

/s/ Vince Nguyen

Vince Nguyen

cc:	Robert Griffith, Goldman Sachs & Co. LLC

Shane Shannon, Goldman Sachs & Co. LLC

Stephanie Capistron, Dechert LLP

Jannet Jassi, Dechert LLP